Exhibit 99.(I)

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")

              REPORTS FIRST QUARTER 2003 NET INCOME OF $10 MILLION;

                AND REAFFIRMS $100 MILLION RECAPITALIZATION PLAN

Panama City, Republic of Panama, April 29, 2003 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, today reported results for the first quarter ended March 31, 2003. The Bank reported net income for the first quarter of 2003 of $10.4 million, or $0.58 per share, compared with a net income of $474 thousand, or $0.01 per share, reported in the first quarter of 2002.

Commenting on the latest quarterly results, Jose Castaneda, chief executive officer of BLADEX, said, "Our operating results in the first quarter of 2003 reflect the continued solid performance of the Bank which began in mid-2002, with consistent quarterly profitability on a smaller capital base in a volatile market in Latin America and the rest of the world. We remain focused on our core business while operating with high liquidity, a low cost base, and, outside of Argentina, a healthy credit portfolio. In this context, the Bank is prudently and gradually taking advantage of increasing business opportunities. During the last 12 months, the Bank has disbursed accumulated credits of $3.6 billion, consisting of mostly short-term trade financing to high quality banks in the Region, of which, $1.9 billion was disbursed during the last two quarters alone."

"It is important to emphasize that BLADEX is more focused than ever on its core competence of trade finance. At March 31, 2003 our trade credits outside of Argentina amounted to 62% of our total credit portfolio and we see this ratio increasing to close to 75% by year-end. In our Brazilian portfolio, trade credits at the end of the first quarter amounted to 66%, which we see rising to 80% by the end of 2003."

"We are encouraged by the generally improving conditions in our region and the resulting business opportunities for BLADEX. However, we remain concerned about the degree of volatility inherent in the markets. In Brazil, for example, the market-oriented approach of the new administration has been well received by the market, but questions still remain about the timing and extent of the pending fiscal and social security reforms. Similarly in Venezuela, while we are relieved to see that country's costly general strike come to an end, a solution to the underlying lack of constructive political dialogue is not yet evident. And in Argentina, the outcome and business implications of the second round of presidential elections remain to be defined."

"While we are gratified by the Bank's ability over the last nine months to operate profitably in this environment despite a smaller capitalization, we remain convinced that the preservation of our institution's financial health requires the injection of new capital. Fresh capital will provide comfort to and fulfill the requirements of our depositors and creditors, while contributing to the protection of our critical remaining investment grade ratings, improving our access to the capital markets, and quite possibly adding new multilateral shareholders to the Bank. These features are essential to strengthen of our business franchise and to provide a solid base for high-quality growth. Based on these considerations, BLADEX is moving forward with its re-capitalization plan."

"As announced on April 23, we negotiated the sale from our Argentine portfolio of certain loans and bonds in the corporate sector, which as previously announced, we are in the process of exiting. On closing, these transactions will result in profits of $56 million. Because part of the underlying appreciation in bond prices had already been reflected in our equity, as of March 31, 2003 the incremental effect of the sales on our capital will amount to $44 million. We view this as a very positive development, as it provides evidence of the improving liquidity and value in our Argentine portfolio. We continue to maximize our collection efforts and focus on improving the value of our Argentine exposure in the belief that we are positioned to benefit from an eventual improvement in the macroeconomic and political environment in the country. As further evidence of the success of our portfolio management efforts in the country,

BLADEX collected 86% of the interest owed on the Argentine portfolio for the twelve months ended March 31, 2003 and we remain confident in our ability to keep interest collections at the same pace."

"While the group of shareholders and multilateral and development banks are supporting our capitalization in an amount well in excess of $100 million, the positive results of the recent Argentine sales, combined with the retained earnings from the past three quarters, allow us now to set our capital raising target at $100 million, an amount that we had previously considered as a minimum."

"The Registration Statement filed in December regarding the proposed rights offering to the holders of the Bank's Class A, Class B and Class E common stock is under review by the SEC and we plan to launch the offering as soon as the Registration Statement is approved. The record date for the offering will be approximately 10 days after the "effective date" of the Registration Statement. The Bank will announce these dates as soon as they are known," Mr. Castaneda concluded.

SUMMARY ANALYSIS OF OPERATING RESULTS

The following table sets forth the condensed income statements of the Bank for the first quarter of 2003 and the first and fourth quarters of 2002.

(In $ millions)
--------------------------------------------------------------------------------------------------------------
                                                                                         1Q02     4Q02   1Q03
--------------------------------------------------------------------------------------------------------------
Net interest income (1)                                                                   23.0     15.2   13.8
Provision for loan losses and off-balance sheet credit risk                              -20.0      1.2   -0.3

Net commission income, expense and other charges                                           2.8      2.1    2.4

Derivatives and hedging activities                                                        -0.3     -0.4   -0.8

Provision for fair value guarantees                                                        0.0      0.0   -0.1

Gain on the sale of loans, securities available for sale and foreign currency exchange     0.2      0.4    0.0

Other income                                                                               0.1      0.4    0.0

Operating expenses                                                                        -4.7     -3.8   -4.6

Loss from operations and disposal of business segment                                     -0.6     -0.1   0.0
--------------------------------------------------------------------------------------------------------------
Net income                                                                                 0.5     15.0   10.4
--------------------------------------------------------------------------------------------------------------

(1) Interest income includes income received on non-accruing assets of $1.9 million in 1Q02, $8.2 million in 4Q02 and $7.0 million 1Q03.

BLADEX, with $2.9 billion in assets, is a specialized multinational bank established to finance trade in the Latin American and Caribbean region. Its shareholders include central banks from 23 countries in the region and 143 commercial banks (from the region, as well as international banks) and private investors. Its mission is to channel funds for the development of Latin America and the Caribbean, and to provide integrated solutions for the promotion of the region's exports. BLADEX is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com.

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

BLADEX, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Carlos Yap, Senior Vice President, Finance
Tel. No. (507) 210-8581, e-mail: cyap@blx.com,

-or-

The Galvin Partnership, 76 Valley Road, Cos Cob, CT 06807
Attention: William W. Galvin
Tel. No. (203) 618-9800, e-mail: wwg@galvinpartners.com

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There will be a conference call on April 30, 2003 at 4:00 p.m. ET in the U.S.
(3:00 p.m. Panamanian time). For those interested in participating, please call 800-446-1671 in the United Sates or, if outside the United States, please dial the applicable international access code + U.S. country code followed by 847-413-3362. All participants should give the conference name "BLADEX Quarterly Call" or the conference ID# 7042755 to the telephone operator answering the call five minutes before the call is set to begin.
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